

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2015

Constantin Dietrich
Chief Executive Officer
Quint Media Inc.
330 Clematis Street, Suite 217
West Palm Beach, FL 33401

Re: Quint Media Inc.
Preliminary Information Statement on Schedule 14C
Filed July 2, 2015
File No. 000-52218

Dear Mr. Dietrich:

We have limited our review of your filing to the issues addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please identify the stockholders holding a majority of the company's voting power that exercised action by written consent to approve the Share Exchange Agreement and amendments to your articles of incorporation to effect the reverse stock split and corporate name change.

2.   Please include pro forma financial statements with your amendment or provide us with your analysis supporting your conclusion that they are not required. Refer to Item 13(a) of Schedule 14A.

Security Ownership of Certain Beneficial Owners and Management, page 26

3.   Please identify the natural persons with voting and investment power over the shares held by Leone Group, LLC, American Capital Ventures, Inc. and Trels Investments Ltd.

4.   Please add a column showing the ownership percentage and total voting control of the company's shares of common stock and Series A preferred stock giving effect to the Share Exchange Agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Emily Drazan, Staff Attorney, at (202) 551-3208, Celeste Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Laura Anthony, Esq.